Exhibit 99.26

PRESS RELEASE — September 24, 2018

All amounts expressed in U.S. dollars unless otherwise indicated

Barrick Announces Agreement with Shandong Gold for Cross Shareholding of up to $300 Million

TORONTO — Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) (“Barrick” or the “Company”) today announced that it has entered into a mutual investment agreement with Shandong Gold Group Co., Ltd. (“Shandong Gold”), further strengthening Barrick’s partnership with one of China’s leading mining companies.

Under the Agreement, Shandong Gold will purchase up to $300 million of Barrick shares, and Barrick will invest an equivalent amount in shares of Shandong Gold Mining Co., Ltd., a publicly listed company controlled by Shandong Gold. Shares will be purchased in the open market.

“This mutual investment is another reflection of the deepening partnership between our two companies,” said Barrick Executive Chairman John L. Thornton. “Barrick and Shandong both believe that by working in partnership, we can leverage our collective strengths to unlock long-term value for our respective shareholders, just as we are at Veladero today, with the potential to expand to Lama and other El Indio Belt projects in the future.”

Yumin Chen, Chairman of Shandong Gold Group, commented: “Building on the enhanced strategic cooperation agreement entered on July 9, 2018, Shandong Gold Group is pleased to announce further steps to deepen the strategic partnership with Barrick Gold Corporation, through this mutual investment and cross shareholding initiative, to capitalize on respective strengths and realize long-term synergies and to unlock long-term value for the respective shareholders. Building on the excellent partnership at Veladero today, we believe additional long-term strategic value can be created by working closely together on other projects including Lama and El Indio Belt projects in the future.”

Barrick and Shandong Gold are 50-50 joint venture partners at the Veladero mine in Argentina, the first step in the partnership between the two companies. As a second step, Shandong Gold is currently carrying out an independent evaluation of Barrick’s Lama project, including an analysis of potential synergies between Lama and the nearby Veladero operation. Barrick and Shandong Gold have also created internal working groups that are sharing technical expertise and best practices focused on best-in-class mining practices and innovation.

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INVESTOR CONTACT	MEDIA CONTACT

Deni Nicoski Senior Vice President Investor Relations Telephone: +1 416 307-7474 Email: dnicoski@barrick.com	Andy Lloyd Senior Vice President Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, or plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “potential”, “opportunity”, “will”, “would” “expect”, “explore”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to (i) the purchase of up to $300 million of Barrick shares by Shandong Gold and the purchase of up to $300 million of Shandong Gold Mining Co., Ltd shares by Barrick and the expected timing of such purchases, (ii) the potential to develop a mining project at Lama in Argentina, (iii) completion and outcome of current and future studies at Lama, and (iv) the existence of future opportunities for Barrick and Shandong Gold to work cooperatively on investment opportunities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Barrick in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation, and exploration successes; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the development and construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of, receipt of, or failure to comply with necessary permits and approvals; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls, or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Argentina, and other jurisdictions in which Barrick does or

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may carry on business in the future; risks related to international operations, including economic and political instability in foreign jurisdictions in which Barrick and Shandong Gold operate; damage to Barrick’s or Shandong Gold’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with Barrick’s expectations; risk of loss due to acts of war, terrorism, sabotage, and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power, and other required infrastructure; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; risks associated with working with partners in jointly controlled assets; and employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding, and gold bullion, copper cathode, or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements, and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE